Exhibit 99.3

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising three directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report on Financial Statements; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the Board of Directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Independent Auditors’ Report on Financial Statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2012.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting excluded the internal controls of Cimarron Engineering Ltd. (Cimarron), acquired on August 24, 2012, and of Greenhorne & O’Mara, Inc. (G&O), acquired on December 14, 2012. The assets and liabilities and results of operations from these companies are included in the Company’s consolidated financial statements. The total assets of Cimarron and G&O on their acquisition dates were $61.8 million and $40.3 million, respectively. These assets as a percentage of the Company’s total assets, as at December 31, 2012 were 4.2% and 2.7%, respectively. The gross revenue earned by Cimarron and G&O from their dates of acquisition to December 31, 2012, constituted 1.3% and 0.1%, respectively, of the Company’s gross revenue for the year ended December 31, 2012.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2012, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

Bob Gomes, P.Eng.	Dan Lefaivre, FCMA
President & CEO	Senior Vice President & CFO
February 20, 2013	February 20, 2013

December 31, 2012

STANTEC INC.

Independent Auditors’ Report of Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.

We have audited the accompanying consolidated financial statements of Stantec Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stantec Inc. as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stantec Inc.‘s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2013, expressed an unqualified opinion on Stantec Inc.’s internal control over financial reporting.

Chartered Accountants
Edmonton, Canada
February 20, 2013

December 31, 2012

STANTEC INC.

Independent Auditors’ Report on Internal Control Over Financial Reporting

(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.

We have audited Stantec Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Cimarron Engineering Ltd. (Cimarron) and Greenhorne & O’Mara, Inc. (G&O), which are included in the 2012 consolidated financial statements of Stantec Inc. The total assets of Cimarron and G&O on their acquisition dates constituted 4.2% and 2.7% of Stantec Inc’s total assets at December 31, 2012. The gross revenue earned by Cimarron and G&O from their dates of acquisition to December 31, 2012 constitute 1.3% and 0.1%, respectively, of Stantec Inc’s gross revenues for the year then ended. Our audit of internal control over financial reporting of Stantec Inc. also did not include an evaluation of the internal control over financial reporting of Cimarron and G&O.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Stantec Inc. as at December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2012 and 2011, and our report dated February 20, 2013, expressed an unqualified opinion thereon.

Chartered Accountants
Edmonton, Canada
February 20, 2013

December 31, 2012

STANTEC INC.

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)	Notes	December 31 2012 $	December 31 2011 $

ASSETS	18
Current
Cash and cash equivalents	8	41,753	36,111
Trade and other receivables	9	355,955	310,669
Unbilled revenue	34	150,523	133,881
Income taxes recoverable		3,811	16,800
Prepaid expenses		14,336	13,908
Other financial assets	15	18,701	14,612
Other assets	16	4,106	3,172

Total current assets		589,185	529,153
Non-current
Property and equipment	10	115,086	107,853
Goodwill	11	566,784	509,028
Intangible assets	12	85,748	72,047
Investments in associates	14	3,508	2,365
Deferred tax assets	27	40,975	43,647
Other financial assets	15	63,565	61,606
Other assets	16	3,791	1,657

Total assets		1,468,642	1,327,356

LIABILITIES AND EQUITY
Current
Trade and other payables	17	216,104	191,859
Billings in excess of costs	34	60,822	49,441
Income taxes payable		159	-
Current portion of long-term debt	18	42,888	59,593
Provisions	19	14,863	16,373
Other financial liabilities	20	1,672	5,042
Other liabilities	21	8,650	5,208

Total current liabilities		345,158	327,516
Non-current
Long-term debt	18	256,408	236,601
Provisions	19	36,959	42,076
Deferred tax liabilities	27	57,842	54,564
Other financial liabilities	20	2,342	2,257
Other liabilities	21	42,778	37,191

Total liabilities		741,487	700,205

Shareholders’ equity
Share capital	24	240,369	226,744
Contributed surplus	24	14,291	14,906
Retained earnings		491,251	397,847
Accumulated other comprehensive loss		(18,859)	(12,449)

Total equity attributable to equity holders of the Company		727,052	627,048

Non-controlling interests		103	103

Total equity		727,155	627,151

Total liabilities and equity		1,468,642	1,327,356

See accompanying notes On behalf of Stantec’s Board of Directors

Aram Keith, PE, FASCE, Director	Bob Gomes, P.Eng., Director

December 31, 2012

STANTEC INC.

Consolidated Statements of Income

Years ended December 31 (In thousands of Canadian dollars, except per share amounts)	Notes	2012 $	2011 $

Gross revenue		1,882,900	1,683,403
Less subconsultant and other direct expenses		326,506	304,856

Net revenue		1,556,394	1,378,547
Direct payroll costs	29	700,853	615,136

Gross margin		855,541	763,411
Administrative and marketing expenses	7,16,24,29	633,171	565,164
Depreciation of property and equipment	10	27,875	27,933
Impairment of goodwill	11	-	90,000
Amortization of intangible assets	12	20,008	18,395
Net interest expense	28	8,658	9,723
Other net finance expense	28	2,773	2,848
Share of income from associates	14	(1,765)	(793)
Foreign exchange loss		181	501
Other expense (income)		147	(36)

Income before income taxes		164,493	49,676

Income taxes	27
Current		44,661	32,733
Deferred		(1,070)	4,281

Total income taxes		43,591	37,014

Net income for the year		120,902	12,662

Earnings per share
Basic	30	2.64	0.28

Diluted	30	2.64	0.28

See accompanying notes

December 31, 2012

STANTEC INC.

Consolidated Statements of Comprehensive Income

Years ended December 31 (In thousands of Canadian dollars)	2012 $	2011 $

Net income for the year	120,902	12,662

Other comprehensive (loss) income
Exchange differences on translation of foreign operations	(8,222)	5,761
Net unrealized gain (loss) on available-for-sale financial assets	1,880	(1,479)
Net realized gain on available-for-sale financial assets transferred to income	(35)	-
Income tax effect on available-for-sale financial assets	(33)	26

Other comprehensive (loss) income for the year, net of tax	(6,410)	4,308

Total comprehensive income for the year, net of tax	114,492	16,970

See accompanying notes

December 31, 2012

STANTEC INC.

Consolidated Statements of Shareholders’ Equity

	Shares Outstanding (note 24)	Share Capital (note 24)	Contributed Surplus (note 24)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2010	45,768,320	225,158	13,340	393,844	(16,757)	615,585

Net income				12,662		12,662
Other comprehensive income					4,308	4,308

Total comprehensive income				12,662	4,308	16,970

Share options exercised for cash	214,865	2,867				2,867
Share-based compensation expense			2,700			2,700
Shares repurchased under normal course issuer bid	(459,600)	(2,270)	(145)	(8,659)		(11,074)
Reclassification of fair value of share options previously expensed		989	(989)			-

Balance, December 31, 2011	45,523,585	226,744	14,906	397,847	(12,449)	627,048

Net income				120,902		120,902
Other comprehensive loss					(6,410)	(6,410)

Total comprehensive income				120,902	(6,410)	114,492

Share options exercised for cash	460,309	10,205				10,205
Share-based compensation expense			2,805			2,805
Reclassification of fair value of share options previously expensed		3,420	(3,420)			-
Dividends declared (note 24)				(27,498)		(27,498)

Balance, December 31, 2012	45,983,894	240,369	14,291	491,251	(18,859)	727,052

See accompanying notes

December 31, 2012

STANTEC INC.

Consolidated Statements of Cash Flows

Years ended December 31		2012	2011
(In thousands of Canadian dollars)	Notes	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		1,885,600	1,611,974
Cash paid to suppliers		(597,185)	(496,270)
Cash paid to employees		(1,063,256)	(943,439)
Interest received		1,910	1,953
Interest paid		(13,529)	(16,604)
Finance costs paid		(2,481)	(2,546)
Income taxes paid		(37,760)	(50,282)
Income taxes recovered		7,239	9,800

Cash flows from operating activities	31	180,538	114,586

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(102,019)	(76,434)
Dividends from equity investments		630	175
Increase in investments held for self-insured liabilities		(12,594)	(8,393)
Decrease in investments and other assets		2,176	10,767
Purchase of intangible assets		(9,065)	(3,958)
Purchase of property and equipment		(22,684)	(21,832)
Proceeds on disposition of property and equipment		215	291

Cash flows used in investing activities		(143,341)	(99,384)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(95,475)	(229,449)
Proceeds from bank debt		83,751	80,736
Proceeds from senior secured notes		-	125,000
Transaction costs on senior secured notes		-	(1,115)
Repayment of acquired bank indebtedness	7	(2,720)	(3,389)
Payment of finance lease obligations		(6,434)	(5,449)
Repurchase of shares for cancellation	24	-	(11,074)
Proceeds from issue of share capital		10,205	2,867
Payment of dividends to shareholders	24	(20,601)	-

Cash flows used in financing activities		(31,274)	(41,873)

Foreign exchange (loss) gain on cash held in foreign currency		(281)	51

Net increase (decrease) in cash and cash equivalents		5,642	(26,620)
Cash and cash equivalents, beginning of the year	8	36,111	62,731

Cash and cash equivalents, end of the year	8	41,753	36,111

See accompanying notes

December 31, 2012

STANTEC INC.

Notes to the Consolidated Financial Statements

1.	Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2012, were authorized for issue in accordance with a resolution of the Company’s board of directors on February 20, 2013. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange under the symbol STN. The Company’s registered office and records office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

2.	Basis of Preparation

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS issued and outstanding as of February 20, 2013.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

3.	Basis of Consolidation

The consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, special purpose entities, and jointly controlled entities as at December 31, 2012.

Subsidiaries and special purpose entities are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries are prepared as at December 31, 2012, using consistent accounting policies. All intercompany balances are eliminated in full.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

4.	Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents include cash, cash in escrow, and unrestricted investments with initial maturities of three months or less. Such investments are carried at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20–30%	Declining balance
Office equipment	20–30%	Declining balance
Automotive equipment	30%	Declining balance
Leasehold improvements		Straight-line over term of lease to a maximum of 15 years or the improvement’s economic life
Buildings	10–20%	Declining balance

The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Assets held for sale

Assets are classified as held for sale if their carrying amounts will be recovered through a sale rather than through continuing use. This condition is met only when the sale is highly probable and the asset is available for immediate sale in its present condition. Management expects the sale to be completed within one year from the date of classification. Assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are classified as a current asset. Once classified as held for sale, property and equipment are not depreciated or amortized.

d) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any impairment losses.

The Company’s intangible assets have finite lives that are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Intangible assets acquired from business combinations

The Company’s policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally 1 to 4 years. Other intangible assets include technology, non-compete agreements, and advantageous leasehold commitments, which are amortized over estimated lives of 1 to 14 years. The Company assigns value to acquired contract backlog and customer lists using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as working capital and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Intangible assets—software

For internally generated software, research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate

•	The technical feasibility of completing the intangible asset so that it will be available for use
•	Its intention to complete and its ability to use the asset
•	How the asset will generate future economic benefits
•	The availability of resources to complete the asset
•	The ability to reliably measure the expenditure during development

Following initial recognition of the development expenditure as an asset, it is carried at cost less accumulated amortization and any impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. The Company amortizes certain purchased and internally generated software on a straight-line basis over periods ranging from 3 to 7 years.

e) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. A lease is an agreement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability, achieving a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of income.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership of the asset by the end of the lease term, the asset is depreciated over the shorter of its estimated useful life and the lease term. The Company’s finance leases are for certain office and automotive equipment and are depreciated on a 20-to-30% declining balance basis. The Company also has financing leases for software.

Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the term of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease term.

f) Investments in associates and joint ventures

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus postacquisition changes in the Company’s share of the net assets of the associate. The share of the profit of associates is shown on the face of the consolidated statements of income. Since this is profit attributable to the equity holders of the associate, it is profit after tax. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

The Company has interests in joint ventures whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The Company accounts for its joint ventures using the proportionate consolidation method. The Company combines its share of each of the assets, liabilities, income, and expense of the joint venture with similar items, line by line, in its consolidated financial statements.

If the financial statements of the associates or joint ventures are prepared for a different date from those of the Company, adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

g) Investments held for self-insured liabilities

In other financial assets, the Company has investments held for self-insured liabilities that are categorized as available for sale and are recorded at fair value with associated unrealized gains or losses reported in other comprehensive income until disposed of, at which time realized gains or losses are recognized in income. These investments consist of government and corporate bonds and equity securities.

h) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when it is virtually certain. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pretax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provisions for self-insured liabilities

The Company self-insures certain risks related to professional liability and automobile physical damages. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other financial assets as investments held for self-insured liabilities.

Provision for claims

The Company has claims that are not covered by its provisions for self-insurance, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Provisions are recognized for these claims in accordance with the above general description of provisions.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured in accordance with the above general description of provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Lease exit liabilities

The Company accrues charges when it ceases to use office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments. As well, an asset is accrued in the consolidated statements of financial position as an other financial asset if it is virtually certain that sublease rental will be obtained for the office space that the Company ceases to use. The asset is measured using the present value of the future rental income to the extent of the present value of the lease liability.

Onerous contracts

From time to time, the Company may sublet a portion of an office space under an operating lease arrangement. The Company accrues a liability and asset if the costs to be incurred under an operating lease are to exceed the anticipated revenue on the sublease. Included in the liability is the present value of the remaining lease payments. Included in the asset is the present value of the future rental income.

i) Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. For example, the functional currency of the Company’s US-based subsidiaries is the US dollar.

Transactions and balances

Transactions in foreign currencies (i.e., different than an entity’s functional currency) are initially translated into the functional currency of entities using the foreign exchange rate at the date of the transaction. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•

On the statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are included in income in the period incurred. The exception is unrealized foreign exchange gains and losses on non-monetary investments (i.e., equity investments) classified as available for sale, which are included in accumulated other comprehensive income.

•	Revenue and expense items are translated at the average exchange rate for the year with the exception of depreciation and amortization, which are translated at historical exchange rates.

Foreign operations

The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows: assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in accumulated other comprehensive income.

j) Financial instruments

Initial recognition and subsequent measurement

The Company classifies its financial instruments as follows:

•

Cash and cash equivalents are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•

Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

•

Investments held for self-insured liabilities, consisting of equity securities and bonds, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in other income for equity securities and in net finance income for bonds. Interest income is recorded in finance income, and dividends are recorded in other income.

•

Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate method (EIR), with realized gains and losses reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, therefore calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•

Long-term debts, including non-interest bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method, with the EIR amortization and realized gains and losses reported in finance costs.

Fair value

All financial assets are recognized initially at fair value plus directly attributable transaction costs except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets denominated in US dollars. The Company’s policy is not to use these derivatives for trading or speculative purposes. During 2011 and 2012, the Company did not enter into any foreign currency forward contracts.

k) Impairment

The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (i.e., an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset. If an indication of impairment exists, or when annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Trade and other receivables

The Company maintains an allowance for doubtful accounts on trade receivables. The estimate is based on the best assessment of the collectability of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience. When the carrying amount of the receivable is reduced through the allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, investment property, goodwill, investments in associates and joint ventures, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. The results of these valuation techniques are corroborated by quoted share prices for comparable publicly traded companies or other available fair value indicators. Impairment losses are recognized in the consolidated statements of income in those expense categories consistent with the nature of the impaired asset.

Goodwill is not amortized but is evaluated for impairment annually (as at October 1) and when indicators of impairment exist. Effective the third quarter of 2011, the Company changed the date of its annual goodwill impairment test to October 1, from July 1. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. Impairment is determined by assessing the recoverable amount of each CGU to which the goodwill relates. The Company’s CGUs for goodwill impairment testing are Canada, the United States, and International. Where the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognized.

An impairment loss of goodwill is not reversed. Regarding other assets, an impairment loss may be reversed if there has been a change in the estimates used to determine the recoverable amount. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of income.

Available-for-sale financial investments

For equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss is removed from other comprehensive income and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in other comprehensive income.

For debt instruments classified as available for sale, the Company first assesses individually whether objective evidence of impairment exists for debt instruments that are individually significant or collectively for debt instruments that are not individually significant. If an impairment loss has occurred, the amount recorded is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any previously recognized impairment loss. This amount is removed from other comprehensive income and recognized in the consolidated statements of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Future interest income continues to be accrued based on the reduced carrying amount of the asset using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the consolidated statements of income.

l) Revenue recognition

In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company’s gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all its revenue arrangements.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized by reference to the stage of completion using the revenue cost approach. Stage of completion is measured by reference to labor costs incurred to date as a percentage of total estimated labor costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time-and-material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed.

Unbilled revenue represents work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs represents amounts that have been invoiced to clients but not yet recognized as revenue.

m) Employee benefit plans

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made. The Company does not provide postemployment or postretirement benefits.

n) Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax, relating to items recognized directly in equity, is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes an uncertain tax liability where appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Deferred tax

Deferred tax is determined using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in subsidiaries, associates, and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax, relating to items recognized in equity, is recognized in equity. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses, and assets are recognized net of the amount of sales tax recoverable from, or payable to, a taxation authority. Trade receivables and trade payables are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, a taxation authority is included as part of trade receivables or trade payables, as appropriate, in the consolidated statements of financial position.

o) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

Under the Company’s deferred share unit plan, the chief executive officer and directors of the board of the Company may receive deferred share units equal to one common share. Under the Company’s restricted share unit plan, senior vice presidents are granted share units that are to be settled after a two-year period. The deferred share units and restricted share units are share appreciation rights that can only be settled in cash (i.e., cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions awards is measured by reference to the fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a Black-Scholes option-pricing model. This fair value is expensed upon issue with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

p) Earnings per share

Basic earnings per share are computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the period and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

q) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by the Company will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in other income. If the business combination is achieved in stages, the acquisition-date fair value of the Company’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through income. Acquisition costs are expensed when incurred in administrative and marketing expenses.

Goodwill is initially measured at cost, being the excess of the consideration transferred over the Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s CGUs (Canada, United States, and International) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

r) Dividends

Dividends on common shares are recognized in the Company’s consolidated financial statements in the period the dividends are approved by the Company’s board of directors.

5.	Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

a) Revenue recognition

The Company accounts for its revenue in accordance with IAS 11, “Construction Contracts,” which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that point in time. The Company also provides for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and would affect the Company’s revenue and unbilled revenue.

b) Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its trade receivables. The Company uses estimates in arriving at its allowance for doubtful accounts that are based on the age of the outstanding receivables and on its historical collection and loss experience.

c) Provision for self-insured liabilities

The Company self-insures certain risks, including professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques in the determination of the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase the Company’s self-insured liabilities and reported expenses.

d) Share-based payment transactions

The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions. This estimate also requires determining the most appropriate inputs to the valuation model, including volatility in the price of the Company’s shares, a risk-free interest rate, and the expected hold period to exercise, and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience in order to determine the compensation expense arising from the share-based awards.

e) Business combinations

In a business combination, the Company may acquire the assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment in determining the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and favorable and unfavorable leases) acquired and the liabilities assumed on the acquisition. The determination of these fair values involves a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earnings multiples.

f) Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the absence of such data, other valuation techniques can be used to estimate fair value less costs to sell. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount, when based on a discounted cash flow

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

methodology, is most sensitive to the discount rate used, as well as the expected future cash inflows and the growth rate used for extrapolation purposes. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

g) Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

h) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada and the United States. The Company’s effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the cash taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective legal entity’s domicile. Management assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, on a regular basis, as well as the deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and the level of future taxable profits, together with future tax-planning strategies.

6.	Recent Accounting Pronouncements

Recently adopted

Effective January 1, 2012, the Company adopted “Disclosures - Transfers of Financial Assets (Amendments to IFRS 7)” issued by the IASB in October 2010. The adoption of these amendments has not had an effect on the Company’s consolidated financial statements.

Future adoptions

The listing below includes issued standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. Unless otherwise noted, the effective date of each standard below is the first annual period beginning on or after January 1, 2013, with retrospective application required and early adoption permitted. Unless otherwise noted, the Company is currently considering the impact of adopting these standards and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Financial Instruments

In November 2009, the IASB issued IFRS 9, “Financial Instruments” (IFRS 9), as part of the first of three phases to replace IAS 39, “Financial Instruments: Recognition and Measurement” (IAS 39). The first phase addressed the classification and measurement of financial assets. IFRS 9 replaces the multiple classification and measurement models of IAS 39 with a single model that has only two classification categories: amortized cost and fair value.

In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities and for classification and measurement of financial liabilities. The reissued IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, instead of in profit and loss.

In December 2011, the IASB issued amendments to IFRS 9 (the amendments). The amendments result in a deferred effective date for IFRS 9, from annual periods beginning on or after January 1, 2013, to January 1, 2015, with early adoption still permitted. This deferral makes it possible for all phases of the replacement of IAS 39 to have the same mandatory effective date. The amendments provide relief in restating prior periods, requiring instead that entities provide disclosures to allow financial statement users to understand the initial impact of applying IFRS 9.

Financial Instruments: Presentation

In December 2011, the IASB issued amendments to IAS 32, “Financial Instruments: Presentation” (IAS 32) (the amendments). The amendments clarify when an entity has a legally enforceable right to set-off, as well as clarifying the application of offsetting criteria related to some settlement systems that may be considered the same as net settlement. The amendments to IAS 32 are applicable for annual periods beginning on or after January 1, 2014.

Financial Instruments: Disclosures

In December 2011, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosure” (IFRS 7) related to the disclosures of offsetting financial assets and financial liabilities. These amendments require disclosure of information that will allow financial statement users to assess the impact of an entity’s netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and liabilities, on the entity’s statement of financial position. In the same period, the IASB also amended IFRS 7 for transition disclosures required upon adoption of IFRS 9.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements,” (IFRS 10) which replaces Standing Interpretations Committee (SIC)-12, “Consolidation-Special Purpose Entities” (SIC-12), and parts of IAS 27, “Consolidated and Separate Financial Statements” (IAS 27). The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. Based on a preliminary analysis, IFRS 10 is not expected to change the consolidation conclusion for the Company’s current subsidiaries and special purpose entities. The Company is assessing the impact IFRS 10 will have on the accounting for its joint ventures and investments in associates and the impact on the Company’s financial position and performance.

Joint Arrangements and Investments in Associates and Joint Ventures

In May 2011, the IASB issued IFRS 11, “Joint Arrangements” (IFRS 11), to establish principles for financial reporting by parties to a joint arrangement. This standard supersedes IAS 31, “Interests in Joint Ventures” (IAS 31), and SIC-13, “Jointly Controlled Entities—Non-Monetary Contributions by Venturers.” Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures; the classification of a joint arrangement focuses on the nature and substance of the rights and obligations of the arrangement. IFRS 11 requires that joint ventures be accounted for using the equity method, rather than proportionate consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

In May 2011, the IASB amended IAS 28, “Investments in Associates and Joint Ventures” (IAS 28), previously IAS 28, “Investments in Associates.” The amended IAS 28 sets out the accounting for investments in associates and the requirements for application of the equity method when accounting for investments in associates and joint ventures.

IFRS 11 and amended IAS 28 will lead to a change in accounting for joint arrangements for the Company since proportionate consolidation is no longer allowed for joint ventures. The Company is currently assessing the categorization of its joint arrangements into joint operations and joint ventures and assessing the impact IFRS 11 and amended IAS 28 will have on its financial position and performance.

Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities” (IFRS 12). IFRS 12 combines the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities into one comprehensive disclosure standard. Many of the disclosure requirements were previously included in IAS 27, IAS 28, IAS 31, and SIC-12, while others are new. IFRS 12 requires that an entity disclose the significant judgment and assumptions it has made in determining whether it controls an entity.

In June 2012, the IASB issued “Consolidated Financial Statements, Joint Arrangements, and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11, and IFRS 12)” to provide clarification and transitional relief upon adoption of IFRS 10, 11, and 12 by limiting the requirement to adjust comparative figures.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” (IFRS 13). IFRS 13 provides guidance on how to measure fair value under IFRS when fair value is required or permitted by other standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 requires enhanced disclosure for fair value. IFRS 13 is applied prospectively for annual periods beginning on or after January 1, 2013, and comparative disclosures for prior periods are not required. Based on a preliminary analysis, this standard will not have a material impact on the financial position or performance of the Company. The new standard will result in additional disclosure.

Presentation of Financial Statements

In September 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” (IAS 1), to improve the consistency and clarity of items presented in other comprehensive income. The amendments require that items presented in other comprehensive income be grouped into two categories: 1) items that may be reclassified into profit or loss at a future date and 2) items that will never be reclassified into profit or loss. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. This amendment affects presentation only and has no impact on the Company’s financial position or performance.

Employee Benefits

In September 2011, the IASB issued amendments to IAS 19, “Employee Benefits” (the amendments). Among other changes, the amendments impact the timing of the recognition of termination benefits. The revised standard requires termination benefits outside of a wider restructuring to be recognized only when the offer becomes legally binding and cannot be withdrawn. In the context of a wider restructuring, termination benefits are recognized at the same time as other restructuring costs. Based on a preliminary analysis, this amendment will not have a material impact on the financial position or performance of the Company.

Annual Improvements to IFRSs

In May 2012, the IASB issued Annual Improvements (2009-2011 cycle) to make necessary but non-urgent amendments to the following IFRSs: IFRS 1, “First-time Adoption of IFRS”; IAS 1, “Presentation of Financial Statements”; IAS 16, “Property, Plant, and Equipment”; IAS 32, “Financial Instruments: Presentation”; and IAS 34, “Interim Financial Reporting.”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

7.	Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase or reduction to the note payable consideration recorded on the acquisition date to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are due to facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

In addition, consideration specified in certain purchase agreements may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other expense (income).

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed, as compensation, as services are provided by the employees.

Acquisitions in 2012

On May 18, 2012, the Company acquired the net assets and the business of PHB Group Inc. (PHB) for cash consideration and notes payable. Based in St. John’s, Newfoundland, PHB provides architecture and interior design services and offers a full range of pre-design services such as site selection studies, life safety studies, building condition reports, feasibility studies, master planning, programming, and project management services. PHB’s architectural services complement the Company’s existing buildings engineering, geotechnical engineering, and environmental services presence in Newfoundland.

On May 25, 2012, the Company acquired all the shares and business of ABMB Engineers, Inc. (ABMB) for cash consideration and promissory notes. ABMB is based in Baton Rouge, Louisiana, and also has offices in Jackson, Vicksburg, and Madison, Mississippi; and New Orleans, Louisiana. ABMB provides transportation and infrastructure engineering services to a variety of clients. The addition of ABMB will grow the Company’s transportation practice in the US Southeast while providing a new presence for the Company in Mississippi.

On August 24, 2012, the Company acquired all the shares and business of Cimarron Engineering Ltd. (Cimarron) for cash consideration and notes payable. Cimarron is based in Calgary, Alberta, with an additional office in Edmonton, and is an industry leader specializing in the development, design, installation, and integrity maintenance of oil and gas pipeline systems and station facilities, with a focus on upstream and transmission applications. Cimarron also has a power division that specializes in the design of medium- to high-voltage electrical systems for utility and oil and gas clients. The addition of Cimarron will enhance the Company’s oil and gas and power practices throughout North America.

On November 30, 2012, the Company acquired the net assets and business of Corzo Castella Carballo Thompson Salman, P.A. (C3TS) for cash consideration and notes payable. C3TS is headquartered in Coral Gables, Florida,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

and has offices in Fort Lauderdale, Boca Raton, West Palm Beach, and Orlando. C3TS provides transportation and civil engineering, architecture, and environmental engineering services to major transportation agencies, municipalities, and education institutions across the state of Florida. The firm’s capabilities will augment the Company’s multidiscipline engineering and environmental services in Florida and the southeastern United States.

On November 30, 2012, the Company acquired the net assets and business of Architecture 2000 Inc. for cash consideration and notes payable. Based in Moncton, New Brunswick, Architecture 2000 Inc. is an architecture, interior design, master/urban planning, and project management firm. The addition of Architecture 2000 Inc. will augment the Company’s Canadian architecture presence and diversify its existing presence in Atlantic Canada.

On December 14, 2012, the Company acquired all the shares and business of Greenhorne & O’Mara, Inc. (G&O) for cash consideration and notes payable. G&O is headquartered in Laurel, Maryland, and has offices in several states including Maryland, Virginia, West Virginia, Ohio, North Carolina, Pennsylvania, and Florida. G&O is a transportation, environment, and infrastructure and design firm whose addition complements the Company’s existing presence in the US East.

On December 14, 2012, the Company acquired the net assets and business of Landmark Survey and Mapping, Inc. (LSM) for cash consideration and notes payable. LSM is a survey and mapping firm located in Pennsylvania specializing in serving the energy industry, with particular expertise in oil and gas, power, and coal. The addition of LSM will bolster the Company’s emerging oil and gas presence in the region.

Acquisitions in 2011

On February 11, 2011, the Company acquired all the shares and business of QuadraTec, Inc. for cash consideration and notes payable. With offices in Newfoundland and Labrador, QuadraTec, Inc. provides mechanical, electrical, industrial, and communications engineering; energy management; design studies; and contract management.

On May 27, 2011, the Company acquired all the shares and business of the Caltech Group (Caltech) for cash consideration and notes payable. Headquartered in Calgary, Alberta, Caltech provides multidisciplinary engineering, procurement, and construction management services. The addition of Caltech’s services augmented the Company’s existing oil and gas and power business throughout North America. Caltech has experience in the design of utility, electrical asset, and telecom facilities, which includes a range of client planning, engineering, consulting, and development services.

On September 2, 2011, the Company acquired all the shares and business of Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo) for cash consideration and promissory notes. Bonestroo is an engineering, planning, and environmental science firm with offices in Minnesota, Wisconsin, Illinois, Michigan, and North Dakota. The addition of Bonestroo enhances and augments the Company’s expertise with the firm’s specialty services in infrastructure planning, streets and utilities, water supply, water storage, water distribution, brownfield redevelopment, environmental planning, environmental management, environmental compliance, transportation engineering, traffic engineering, bridge design, water resources management, ice design, aquatics design, athletic fields, and sports courts design.

On October 1, 2011, the Company acquired all the shares and business of FSC Architects and Engineers (FSC) for cash consideration and promissory notes. FSC is an integrated architecture and engineering firm specializing in cold climate and remote location projects. The firm has offices in Yellowknife, Northwest Territories; Whitehorse, Yukon; Iqaluit, Nunavut; and Edmonton, Alberta. FSC is active in many sectors including airports, education, emergency services, healthcare, residential, and sports and leisure, and, therefore, augments the Company’s Building practice area unit, with additional services in Transportation and Environment.

On October 28, 2011, the Company acquired all the shares and business of ENTRAN, Inc. for cash consideration and promissory notes. The acquisition of ENTRAN, Inc. augments the Company’s Transportation practice area unit. ENTRAN, Inc. has offices in Lexington, Kentucky; Louisville, Kentucky; Cincinnati, Ohio; Chicago, Illinois;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Nashville, Tennessee; and Charleston, West Virginia. ENTRAN, Inc. specializes in roadway and bridge design, transportation planning and traffic engineering, construction engineering services, and aviation services.

During 2012, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the Caltech, Bonestroo, FSC and ENTRAN, Inc. acquisitions. The Company expects to finalize the estimated fair value of assets acquired and liabilities assumed for the ABMB and PHB acquisitions in the second quarter of 2013, for the Cimarron acquisition in the third quarter of 2013, and for the C3TS, Architecture 2000 Inc., G&O, and LSM acquisitions in the fourth quarter of 2013.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	Notes	Total 2012 $	Total 2011 $

Cash consideration		52,766	30,658
Notes payable		49,378	31,812

Consideration		102,144	62,470

Assets and liabilities acquired
Cash acquired		2,915	108
Bank indebtedness assumed		(2,720)	(3,389)
Non-cash working capital		35,395	16,353
Property and equipment	10	6,542	4,260
Investments		2	317
Other financial assets		817	8,420
Intangible assets	12
Client relationships		12,995	1,709
Contract backlog		5,854	7,828
Lease disadvantages		(1,353)	(5,975)
Software		290	-
Other		1,431	1,998
Provisions	19	(1,291)	(2,948)
Other liabilities		(2,189)	(530)
Long-term debt		(12,984)	(9,060)
Deferred income taxes	27	(7,034)	(238)

Total identifiable net assets at fair value		38,670	18,853
Goodwill arising on acquisitions	11	63,474	43,617

Consideration		102,144	62,470

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition. The fair value of trade receivables amounts to $35,376,000 (2011 – $24,949,000). The gross amount of trade receivables is $37,451,000 (2011 – $26,785,000).

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2012, $25,322,000 (2011 – $12,958,000) is deductible for income tax purposes.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and lease exit liabilities. During 2012, the Company assumed $882,000 in provisions for claims relating to current acquisitions. As at the reporting date, provisions for claims outstanding from current and prior

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

acquisitions were reassessed and determined to be $6,811,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 15). The Company recorded $364,000 of indemnification assets relating to current-year acquisitions.

For business combinations that occurred in 2012, the Company estimates that gross revenue earned in 2012, since these acquired entities’ acquisition dates, is $41,816,000. For business combinations that occurred in 2011, the Company estimates that gross revenue earned in fiscal year 2011, since these acquired entities’ acquisition dates, is $39,958,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2012 had taken place at the beginning of 2012, gross revenue from continuing operations for the year ended December 31, 2012 would have been $2,030,199,000 and the profit from continuing operations for the Company would have been $123,466,000. If the business combinations that occurred in 2011 had taken place at the beginning of 2011, gross revenue from continuing operations for the fiscal year 2011 would have been $1,747,483,000, and the profit from continuing operations for the Company would have been $13,070,000.

In 2012, directly attributable acquisition-related costs of $512,000 (2011 – $508,000) have been expensed and are included in administrative and marketing expenses on the consolidated statements of income.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

Cash consideration (net of cash acquired)	49,851	30,550
Payments on notes payable from previous acquisitions	52,168	41,120
Contingent consideration paid	-	4,764

Total net cash paid	102,019	76,434

The total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2010	90,244
Additions for acquisitions in the year	31,812
Other adjustments	27
Payments	(41,120)
Interest	333
Impact of foreign exchange	1,059

December 31, 2011	82,355
Additions for acquisitions in the year	49,378
Other adjustments	70
Payments	(52,168)
Interest	543
Impact of foreign exchange	(620)

December 31, 2012	79,558

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

During 2012, the Company adjusted the notes payable on the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford); the WilsonMiller Inc.; the Burt Hill Inc.; the QuadraTec, Inc.; the Caltech; the Bonestroo; the FSC; the ENTRAN, Inc.; the Street Smarts, Inc. and Data Smarts, LLC (Street Smarts); the Anshen & Allen Architecture, Inc. (Anshen + Allen); the ECO:LOGIC Engineering (ECO:LOGIC); the ABMB; the PHB; the Cimarron; and the LSM acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

During 2011, the Company adjusted the notes payable on the Murphy Hilgers Architects Inc.; The Zande Companies, Inc.; the McIntosh Engineering Holdings Corporation; the Jacques Whitford; the TetrES Consultants Inc.; the WilsonMiller Inc.; the Anshen + Allen; the ECO:LOGIC; the Street Smarts; the Burt Hill, Inc.; the QuadraTec, Inc.; and the Caltech acquisitions, pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

8.	Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

Cash in bank and on hand	39,443	33,533
Unrestricted investments	625	1,534
Cash held in escrow	1,685	1,044

Cash and cash equivalents	41,753	36,111

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

As part of the G&O acquisition (note 7), $1,685,000 (US$1,693,000) was placed in an escrow account which will be settled based on the outcome of price adjustment clauses included in the purchase agreement. A corresponding $1,685,000 obligation was also recorded on acquisition and is included in other notes payable.

As part of the Bonestroo acquisition (note 7), $1,044,000 (US$1,027,000) was placed in an escrow account and was settled in September 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

9.	Trade and Other Receivables

(In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

Trade receivables, net of allowance	347,930	302,791
Joint venture trade receivables	2,466	2,061
Holdbacks, current	4,433	2,797
Other	1,126	3,020

Trade and other receivables	355,955	310,669

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectability of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience. The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

Balance, beginning of the year	12,222	8,033
Provision for doubtful accounts	7,209	9,627
Deductions	(2,498)	(5,986)
Impact of foreign exchange	(129)	548

Balance, end of the year	16,804	12,222

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	120+ $

December 31, 2012	364,734	176,187	101,887	34,512	20,855	31,293

December 31, 2011	315,013	171,036	74,299	26,673	15,880	27,125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

10.	Property and Equipment

(In thousands of Canadian dollars)	Engineering Equipment $	Office Equipment $	Automotive Equipment $	Leasehold Improvements $	Assets under Finance Leases $	Buildings $	Land $	Total $

Cost:
December 31, 2010	84,868	44,869	7,955	69,223	3,046	8,225	1,961	220,147
Additions	10,880	2,598	872	7,110	-	-	(140)	21,320
Additions arising on acquisitions	837	768	282	2,319	54	-	-	4,260
Disposals	(4,887)	(1,805)	(1,034)	(8,066)	(28)	-	-	(15,820)
Transferred to held for sale	-	-	-	-	-	(1,006)	(523)	(1,529)
Transfers	712	112	199	-	(1,023)	-	-	-
Impact of foreign exchange	758	318	118	568	(3)	35	15	1,809

December 31, 2011	93,168	46,860	8,392	71,154	2,046	7,254	1,313	230,187
Additions	12,782	4,756	2,057	10,743	381	-	-	30,719
Additions arising on acquisitions	1,809	960	289	1,211	2,273	-	-	6,542
Disposals	(5,525)	(682)	(539)	(4,378)	-	-	-	(11,124)
Transferred to held for sale	-	-	-	-	-	-	(27)	(27)
Transfers	160	871	-	-	(1,031)	-	-	-
Impact of foreign exchange	(720)	(285)	(95)	(473)	14	(59)	(14)	(1,632)

December 31, 2012	101,674	52,480	10,104	78,257	3,683	7,195	1,272	254,665

Accumulated depreciation:
December 31, 2010	49,506	25,628	5,510	23,447	1,271	1,096	-	106,458
Current year depreciation	10,974	4,324	883	10,452	339	961	-	27,933
Disposals	(4,162)	(1,382)	(904)	(6,531)	(15)	-	-	(12,994)
Transferred to held for sale	-	-	-	-	-	(18)	-	(18)
Transfers	414	49	129	-	(592)	-	-	-
Impact of foreign exchange	470	185	74	208	-	18	-	955

December 31, 2011	57,202	28,804	5,692	27,576	1,003	2,057	-	122,334
Current year depreciation	11,598	4,261	1,131	9,698	422	765	-	27,875
Disposals	(5,012)	(322)	(458)	(3,995)	-	-	-	(9,787)
Transfers	112	470	-	-	(582)	-	-	-
Impact of foreign exchange	(401)	(188)	(67)	(169)	(2)	(16)	-	(843)

December 31, 2012	63,499	33,025	6,298	33,110	841	2,806	-	139,579

Net book value:

December 31, 2011	35,966	18,056	2,700	43,578	1,043	5,197	1,313	107,853

December 31, 2012	38,175	19,455	3,806	45,147	2,842	4,389	1,272	115,086

Included in leasehold improvements is construction work in progress in the amount of $1,083,000 (2011 – $24,000), on which depreciation has not started. The Company entered into finance leases for certain office and automotive equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

11.	Goodwill

(In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

Net goodwill, beginning of the year	509,028	548,272
Current year acquisitions	63,474	43,617
Impairment	-	(90,000)
Impact of foreign exchange	(5,718)	7,139

Net goodwill, end of the year	566,784	509,028

Gross goodwill, end of the year	744,784	687,028
Accumulated impairment losses	(178,000)	(178,000)

Net goodwill, end of the year	566,784	509,028

Goodwill arising on acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

Effective the third quarter of 2011, the Company changed the date of its annual goodwill impairment test to October 1 from July 1. In accordance with its accounting policies, the Company conducts a goodwill impairment test annually or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment date and December 31.

The Company allocates goodwill to its CGUs, which are also its operating segments. These CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. The Company has defined its CGUs as Canada, the United States, and International. The Company does not monitor goodwill at or allocate goodwill to its practice area units.

On October 1, 2012, the Company performed its annual goodwill impairment test in accordance with its policy as described in note 4. Based on the result of this test, the Company concluded that the recoverable amount of its CGUs exceeded their carrying amount and, therefore, goodwill was not impaired.

On October 1, 2011, the Company performed its annual goodwill impairment test. Due to stock market fluctuations, the Company’s share price decreased as at October 1, 2011, adversely impacting its market capitalization. In addition, due to ongoing challenging economic conditions, the short-term performance of the Company’s US and International CGUs was weaker than expected. Considering these factors and their impact on the annual goodwill impairment test, the Company concluded that goodwill was impaired and, in the fourth quarter, recorded a $90.0 million non-cash goodwill impairment charge to income. The Company allocated $78.8 million of this charge to the US CGU and $11.2 million to the International CGU, reducing its balance to zero. This non-cash charge did not impact the operations of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

The Company has allocated its goodwill to its CGUs as follows:

(In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

Canada	286,127	247,734
United States	280,657	261,294

Allocated	566,784	509,028

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many of the factors used in determining whether or not goodwill is impaired are outside management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated. It is reasonably likely that assumptions and estimates will change in future periods and could have a significant impact on the recoverable amount of a CGU, resulting in impairments.

Valuation techniques

In performing the goodwill impairment test, the Company compares the recoverable amount of its CGUs to their respective carrying amounts. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statements of financial position and recognized as a non-cash impairment charge in income.

The Company estimates the recoverable amount by using the fair value less costs to sell approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions. The Company uses cash flow projections from financial forecasts approved by senior management covering a five-year period. For its October 1, 2012, impairment test, the Company discounted its CGUs’ cash flows using after-tax discount rates ranging from 10.0% to 12.0% (October 1, 2011 – 9.6% to 17.0%). To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period as described in note 5.

The Company validates its estimate of the fair value of each CGU under the income approach by comparing the resulting multiples to multiples derived from comparable public company transactions or acquisition multiples on comparable private company transactions. The Company reconciles the total of the fair values of its CGUs with its market capitalization to determine if the sum of the individual fair values is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair values of the CGUs, the Company reviews and adjusts, if appropriate, the discount rates by CGUs and considers if the implied control premium is reasonable in light of current market conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment, the Company may need to test its goodwill for impairment between its annual testing periods. In addition, it is possible that changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value of the Company’s goodwill could cause its CGUs to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Key assumptions

The calculation of fair value less costs to sell for all CGUs is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.

•

Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. This rate is further adjusted to reflect risks specific to the CGU for which future estimates of cash flows have not been adjusted.

•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

Sensitivity to changes in assumptions

As at October 1, 2012, the recoverable amount of the Company’s Canadian and US CGUs exceeded their carrying amount. With regard to the assessment of fair value less costs to sell, management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount of the Canadian or US CGU to exceed its recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

12.	Intangible Assets

(In thousands of Canadian dollars)	Client Relationships $	Contract Backlog $	Software $	Other $	Total $	Total Lease Disadvantage (note 21) $

Cost:
December 31, 2010	72,102	10,588	22,325	3,507	108,522	-
Additions	-	-	4,324	-	4,324	-
Additions – internal development	-	-	2,757	-	2,757	-
Additions arising on acquisitions	1,709	7,828	-	1,998	11,535	(5,975)
Removal of fully amortized assets	(439)	(7,811)	(2,681)	(1,702)	(12,633)	-
Impact of foreign exchange	1,124	222	9	5	1,360	(27)

December 31, 2011	74,496	10,827	26,734	3,808	115,865	(6,002)
Additions	-	-	13,914	-	13,914	-
Additions – internal development	-	-	884	-	884	-
Additions arising on acquisitions	12,995	5,854	290	1,431	20,570	(1,353)
Removal of fully amortized assets	(741)	(4,885)	(4,310)	(1,373)	(11,309)	-
Impact of foreign exchange	(915)	(173)	(2)	(31)	(1,121)	120

December 31, 2012	85,835	11,623	37,510	3,835	138,803	(7,235)

Accumulated amortization:
December 31, 2010	22,513	5,813	6,362	1,698	36,386	-
Current year amortization	5,179	6,209	5,898	2,158	19,444	(1,049)
Removal of fully amortized assets	(439)	(7,811)	(2,681)	(1,702)	(12,633)	-
Impact of foreign exchange	414	201	2	4	621	(2)

December 31, 2011	27,667	4,412	9,581	2,158	43,818	(1,051)
Current year amortization	6,431	6,296	6,986	1,346	21,059	(1,051)
Removal of fully amortized assets	(741)	(4,885)	(4,310)	(1,373)	(11,309)	-
Impact of foreign exchange	(394)	(93)	(9)	(17)	(513)	27

December 31, 2012	32,963	5,730	12,248	2,114	53,055	(2,075)

Net book value:
December 31, 2011	46,829	6,415	17,153	1,650	72,047	(4,951)

December 31, 2012	52,872	5,893	25,262	1,721	85,748	(5,160)

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. Included in software are finance leases with a net book value of $10,433,000 (2011 – $8,712,000). Also included in software is $241,000 in internally generated software that is not ready for use and, therefore, is not being amortized (2011 – $3,246,000).

In accordance with its accounting policies in note 4, the Company tests intangible assets for recoverability when events or a change in circumstances indicate that their carrying amount may not be recoverable. In determining indicators of impairment of intangible assets, the Company considers external sources of information such as prevailing economic and market conditions. It also considers internal sources of information such as the historical and expected financial performance of the intangible assets. In the event there are indicators of impairment, the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Company determines recoverability based on an estimate of discounted cash flows, using the fair value less costs to sell method, and the measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. During 2012, the Company concluded that there were no indicators of impairment to intangible assets.

13.	Interests in Joint Ventures

The Company participates in joint ventures with other parties, which included the following:

	Percent Owned (%)

	December 31 2012	December 31 2011

ABMB - HNTB Joint Venture, LLC	50	n/a
ACCENT Engineering Consultants Incorporated	40	40
Baton Rouge Inspection Coalition, LLC	25	n/a
Coleson Power Group Inc.	50	50
Consorcio Stantec Architecture Ltd. y Capitel S.A. Limitada	60	60
Dunlop Joint Ventures	n/a	53
EM&I Stantec Ltd.	50	50
FFEB JV, L.L.C.	30	30
G&O/A&W/Pennoni JV	26	n/a
G&O/ATCS/EBA JV	33 1/3	n/a
G&O/Century Joint Venture	50	n/a
G&O/EBA, Joint Venture	50	n/a
G&O/EwingCole JV	50	n/a
Granary/Driscoll Joint Venture	50	50
Hatch McIntosh Alliance Joint Venture	n/a	50
HNTB - ABMB Joint Venture, LLC	50	n/a
HNTB Joint Venture	50	50
INCA/FMSM	50	50
Jacobs/Stantec JV	50	50
KPA/G&O JOINT VENTURE	50	n/a
Smith/Chong Joint Venture	n/a	50
Stantec Architecture Ltd./J.L. Richards & Associates Joint Venture	50	50
Stantec Architecture/KuwabaraPayneMcKennaBlumberg, Architects in Joint Venture	50	50
Stantec/Systra JV	50	n/a
STARR	42	15
Stassinu Stantec Limited Partnership	49	49
yyC.T. Joint Venture	n/a	17

A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures (before intercompany eliminations) is as follows:

Investments in joint ventures (In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

Current assets	6,606	5,183
Non-current assets	95	90
Current liabilities	4,823	3,575

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

	For the year ended December 31

Share of after-tax profit from joint ventures	2012	2011
(In thousands of Canadian dollars)	$	$

Gross revenue	15,369	14,127
Subcontractor costs and other direct expenses	(14,054)	(12,512)
Administrative and marketing expenses	(1,050)	(1,033)

Profit before income taxes	265	582
Income tax expense	(152)	(196)

Profit for the year from joint ventures	113	386

	For the year ended December 31

Statements of cash flows	2012	2011
(In thousands of Canadian dollars)	$	$

Cash flows (used in) operating activities	(136)	(500)

The Company has no share of any contingent liabilities or capital commitments in its joint ventures as at December 31, 2012, and December 31, 2011.

14.	Investments in Associates

The following table lists the Company’s investments in associates:

		% Equity Interest

Name	Jurisdiction of Incorporation	December 31 2012	December 31 2011

ADC-Stantec Inc.	Ontario, Canada	49	49
AIVEK Stantec Limited Partnership	Newfoundland and Labrador, Canada	49	49
CLFN-AXYS Limited Partnership	Alberta, Canada	49	49
Deton’Cho Stantec Limited Partnership	Northwest Territories, Canada	49	49
Deton’Cho Stantec Ltd.	Northwest Territories, Canada	49	49
Fort McKay-Stantec Evergreen Inc.	Alberta, Canada	n/a	49
K’ââlô Stantec Limited	Northwest Territories, Canada	40	n/a
KAVIK-STANTEC INC.	Northwest Territories, Canada	20	20
Neegan Naynowan Stantec LP	Ontario, Canada	49	49
Nunami Stantec Limited	Nunavut, Canada	49	49
Planning & Stantec Limited	Trinidad and Tobago	n/a	50
SSBV Consultants Inc.	British Columbia, Canada	33 1/3	33 1/3
Teshmont Consultants Inc.	Canada	50	50

These associated companies are private entities that are not listed on any public exchange.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

The following table illustrates summarized financial information about the Company’s investment in associated companies:

(In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

Share of the associates’ statements of financial position:
Assets	6,181	3,515
Liabilities	3,067	1,770
Equity	3,114	1,745
Carrying amount of the investment	3,508	2,365

	For the year ended December 31

(In thousands of Canadian dollars)	2012 $	2011 $

Share of the associates’ revenue and profits:

Revenue	8,629	4,009
Profits	1,765	793

15.	Other Financial Assets

(In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

Investments held for self-insured liabilities	67,590	55,009
Investments	3,094	4,828
Holdbacks on long-term contracts	5,392	6,637
Indemnifications	1,762	2,329
Future sublease revenue	4,001	6,893
Other	427	522

	82,266	76,218
Less current portion	18,701	14,612

Long-term portion	63,565	61,606

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) being recorded in other comprehensive income.

The fair value of the bonds at December 31, 2012, was $46,358,000 (2011 – $38,280,000), and the fair value of the equities was $21,232,000 (2011 – $16,729,000). The amortized cost of the bonds at December 31, 2012, was $45,830,000 (2011 – $37,642,000), and the cost of the equities was $18,735,000 (2011 – $16,451,000). The bonds bear interest at rates ranging from 0.38% to 5.50% per annum (2011 – 0.38% to 5.50%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

The term to maturity of the bond portfolio, stated at fair value, is as follows:

	December 31	December 31
	2012	2011
(In thousands of Canadian dollars)	$	$

Within one year	13,797	10,085
After one year but less than five years	32,561	28,195

Total	46,358	38,280

Indemnifications

If the Company is contractually indemnified by an acquiree for the outcome of a contingency, it must recognize an indemnification asset at the same time that it recognizes a provision. The asset and liability are initially recognized at the fair value on the acquisition date based on expected probable outcome. The Company’s indemnifications relate to certain legal claims (note 19). During 2012, the Company decreased provisions and indemnification assets relating to prior acquisitions by $930,000 due to new information obtained in the year (2011 – $416,000).

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement, or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments, as well as an asset for the present value of the future rental income that is virtually certain.

16.	Other Assets

	December 31	December 31
	2012	2011
(In thousands of Canadian dollars)	$	$

Assets held for sale	1,184	2,551
Transaction costs on long-term debt	1,913	2,278
Licensing fees paid in advance	4,800	-

	7,897	4,829
Less current portion	4,106	3,172

Long-term portion	3,791	1,657

The Company is in the process of selling certain buildings and land. These properties meet the criteria for assets held for sale, with the expectation of selling these assets within 12 months of the date of classification as held for sale. Therefore, these assets are measured at the lower of their carrying amount and fair value less costs to dispose, are no longer depreciated, and are classified as a current asset.

During 2012, the Company sold building and equipment classified as held for sale with a minimal loss on sale. During 2011, the Company sold buildings, land, and equipment classified as held for sale with a net loss on sale of $432,000, which was recorded in administrative and marketing expenses in the consolidated statements of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

17.	Trade and Other Payables

	December 31	December 31
	2012	2011
(In thousands of Canadian dollars)	$	$

Trade accounts payable	66,464	65,735
Employee and payroll liabilities	119,343	104,172
Accrued liabilities	30,297	21,952

	216,104	191,859

18.	Long-Term Debt

	December 31	December 31
	2012	2011
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	235	214
Other notes payable	81,371	83,162
Bank loan	80,663	83,476
Senior secured notes	124,198	124,000
Finance lease obligations	12,829	5,342

	299,296	296,194
Less current portion	42,888	59,593

Long-term portion	256,408	236,601

Other notes payable

The weighted average rate of interest on the other notes payable is 2.82% (2011 – 3.18%). The notes may be supported by promissory notes and are due at various times from 2013 to 2015. The aggregate maturity value of the notes is $82,439,000 (2011 – $84,003,000). At December 31, 2012, $41,555,000 (US$41,768,000) (2011 – $39,880,000 (US$39,213,000)) of the notes’ carrying amount was payable in US funds. The carrying amount of the other notes payable approximates their fair value based on interest rates in effect at December 31, 2012.

Bank loan

During the second quarter of 2012, the Company reached an agreement to extend the maturity date of its $350 million revolving credit facility to August 31, 2016. This facility also allows the Company access to additional funds under the same terms and conditions on approval from its lenders. During the second quarter, the limit to these additional funds was increased from $75 million to $150 million. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. Prior to the extension, the basis points varied, depending on the Company’s level of consolidated debt to EBITDA, from 50 to 175 for Canadian prime and US base rate loans, and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit.

At December 31, 2012, $65,663,000 of the bank loan was payable in US funds (US$66,000,000), and $15,000,000 was payable in Canadian funds. At December 31, 2011, $28,476,000 of the bank loan was payable in US funds (US$28,000,000), and $55,000,000 was payable in Canadian funds. Loans may be repaid under the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 26). The average interest rate applicable at December 31, 2012, was 1.60% (2011 – 2.65%) (note 28).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At December 31, 2012, the Company had issued and outstanding letters of credit, expiring at various dates before January 2014, totaling $4,639,000 (2011 – $4,661,000) payable in Canadian funds; $1,240,000 (US$1,246,000) (2011 – $1,369,000 (US$1,346,000)) payable in US funds; and nil (2011 – $962,000) payable in Qatari rial and Dirham funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2012, $263,458,000 (2011 – $259,532,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At December 31, 2012, $11,061,000 (US$11,118,000) (2011 – $11,334,000 (US$11,145,000)) in bonds had been issued under this surety facility, expiring at various dates before June 2018.

During the fourth quarter of 2011, the Company amended its $350 million revolving credit facility to add a bid bond facility in the amount of $10 million. This facility also allows the Company to access an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in an international currency. At December 31, 2012, $650,000 (CLP312,925,000) (2011 – $366,000 (CLP187,080,000)) payable in Chilean pesos funds; $823,000 (QAR3,005,000) (2011 – nil) payable in Qatari rial funds; $14,000 (AED50,000) (2011 – nil) payable in Dirham funds; and $511,000 (SAR1,920,000) (2011 – nil) payable in Saudi riyal funds had been issued under this bid bond facility, expiring at various dates before February 2013.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes (note 28). The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 26). All the assets of the Company are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes. If the senior secured notes and corresponding interest (note 28) were discounted at interest rates in effect at December 31, 2012, the fair value of the notes would be $130,327,000 (2011– $130,252,000).

Finance lease obligations

The Company has finance leases for software, motor vehicles, and equipment. At December 31, 2012, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 0.78% to 13.06% (2011 – 3.02% to 9.60%). These finance leases expire at various dates before October 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	December 31	December 31
	2012	2011
(In thousands of Canadian dollars)	$	$

Within one year	4,945	5,074
After one year but less than five years	8,596	362

Total minimum lease payments	13,541	5,436

Present value of minimum lease payments	12,829	5,342

19.	Provisions

	December 31	December 31
	2012	2011
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	36,381	36,662
Provisions for claims	8,717	11,554
Lease exit liabilities and onerous contracts	6,724	10,233

	51,822	58,449
Less current portion	14,863	16,373

Long-term portion	36,959	42,076

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company’s insurance coverage. Based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to the uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, the provisions accrued involve estimates and the ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management reviews the timing of the outflows of these provisions on a regular basis. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Provision for self-insured liabilities

	December 31	December 31
	2012	2011
(In thousands of Canadian dollars)	$	$

Provision, beginning of the year	36,662	33,372
Current-year provision	10,612	9,348
Payment for claims settlement	(10,396)	(6,750)
Impact of foreign exchange	(497)	692

Provision, end of the year	36,381	36,662

The current and long-term portion of provision for self-insured liabilities is determined based on an actuarial estimate. At December 31, 2012, the long-term portion was $34,097,000 (2011 – $34,189,000).

Provisions for claims

	December 31	December 31
	2012	2011
(In thousands of Canadian dollars)	$	$

Provision, beginning of the year	11,554	11,310
Current-year provision	177	2,115
Claims from acquisitions	882	2,039
Claims paid or otherwise settled	(3,860)	(4,052)
Impact of foreign exchange	(36)	142

Provision, end of the year	8,717	11,554

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 7 and 15).

Lease exit liabilities and onerous contracts

	December 31	December 31
	2012	2011
(In thousands of Canadian dollars)	$	$

Liability, beginning of the year	10,233	11,758
Current-year provision	1,647	3,243
Resulting from acquisitions	409	909
Costs paid or otherwise settled	(5,401)	(5,876)
Impact of foreign exchange	(164)	199

Liability, end of the year	6,724	10,233

Payments for lease exit liabilities and onerous contracts will occur until July 2017. Onerous contracts consist of sublease losses (note 4h).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

20.	Other Financial Liabilities

		December 31	December 31
		2012	2011
(In thousands of Canadian dollars)	Notes	$	$

Interest accrued on long-term debt	18	1,745	5,193
Other		2,269	2,106

		4,014	7,299
Less current portion		1,672	5,042

Long-term portion		2,342	2,257

21.	Other Liabilities

		December 31	December 31
		2012	2011
(In thousands of Canadian dollars)	Notes	$	$

Deferred gain on sale leaseback		3,567	4,004
Lease inducement benefits		32,666	27,258
Lease disadvantages	12	5,160	4,951
Deferred share units payable	24	5,788	3,712
Restricted share units payable	24	2,456	904
Liability for uncertain tax positions		1,791	1,570

		51,428	42,399
Less current portion		8,650	5,208

Long-term portion		42,778	37,191

22.	Commitments

The Company has entered into various operating lease commitments, including commitments for annual basic premises rent under long-term leases, storage facilities, and equipment and vehicle operating leases. The Company also entered into purchase obligations for software support and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Future minimum rentals payable under non-cancellable operating leases and purchase obligations as at December 31, 2012, are as follows:

(In thousands of Canadian dollars)	$

Within one year	100,917
After one year but less than five years	300,544
More than five years	135,718

537,179

The premises rental expense for the year ended December 31, 2012, was $76,713,000 (2011 – $70,625,000).

Sublease rental income for the year ended December 31, 2012, was $3,669,000 (2011 – $3,965,000). Receivables for future sublease revenue totals $5,995,000 (2011 – $8,651,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

23.	Contingencies and Guarantees

The nature of the Company’s legal claims and the provisions recorded for these claims are described in note 19. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, it is not probable that they will result in future cash outflows. The Company is monitoring these incidents and will accrue no provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

During 2009, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. At December 31, 2012, $155,000 of this guarantee has been exercised, but the Company has not made any payments under this guarantee, and no amounts have been accrued in the consolidated financial statements with respect to the guarantee. This guarantee will expire on July 15, 2014.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications.

24.	Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During 2012, no common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid. During 2011, 459,600 common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $11,074,000. Of this amount, $2,270,000 and $145,000 reduced the share capital and contributed surplus accounts, respectively, with $8,659,000 being charged to retained earnings.

During the second quarter of 2012, the Company renewed its normal course issuer bid with the TSX, which enables it to purchase up to 1,372,282 common shares during the period from June 1, 2012 to May 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

During 2012, the Company recognized a share-based compensation expense of $7,507,000 (2011 – $5,575,000) in administrative and marketing expenses on the consolidated statements of income. Of the amount expensed, $2,805,000 (2011 – $2,700,000) related to the fair value of options granted, and $4,702,000 (2011 – $2,875,000) related to cash-settled share-based compensation (deferred share units and restricted share units).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

During the second quarter of 2010, the Company filed a short-form base shelf prospectus with all securities regulatory authorities in Canada. The Company concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. Pursuant to the prospectus, the Company could have issued up to $300,000,000 in common shares from time to time during a 25-month period effective May 6, 2010, by way of one or more prospectus supplements. This shelf prospectus expired in the second quarter of 2012, and no common shares were issued pursuant to the prospectus.

Share options

Under the Company’s share option plan, options to purchase common shares may be granted by the board of directors to officers and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives of 7 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 4,487,026 common shares. At December 31, 2012, 1,165,400 (2011 – 1,523,232) options were available for issue.

The Company has granted share options to officers and employees to purchase 1,475,823 shares at prices between $20.37 and $30.61 per share. These options expire on dates between August 18, 2013, and February 28, 2019.

		December 31 2012		December 31 2011

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the year	1,578,300	26.64	1,480,831	24.31
Granted	375,500	29.75	410,000	28.65
Exercised	(460,309)	22.17	(214,865)	13.34
Forfeited	(17,668)	28.90	(97,666)	29.09

Share options, end of the year	1,475,823	28.79	1,578,300	26.64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

The options held by officers and employees at December 31, 2012, were as follows:

Options Outstanding				Options Exercisable

Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Shares Exercisable #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $

20.37 - 20.42	125,100	0.64	20.39	125,100	0.64	20.39
28.65 - 30.61	1,350,723	4.01	29.57	733,670	2.57	29.80

20.37 - 30.61	1,475,823	3.72	28.79	858,770	2.29	28.43

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

The estimated fair value of options granted at the share market price on the grant date was $8.47 (2011 – $11.00) and was determined using the weighted average assumptions indicated below:

	2012	2011

Volatility in the price of the Company’s shares (%)	39.08	37.05
Risk-free interest rate (%)	1.39	2.63
Expected hold period to exercise (years)	4.50	5.50
Dividend yield (%)	2.00	-
Exercise price ($)	29.75	28.65
Option life (years)	7	7

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period prior to exercising the option.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

A summary of the status of the Company’s non-vested options as of December 31, 2012, and of changes in the year, are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the year	385,000	11.00
Granted	375,500	8.47
Vested	(128,279)	10.71
Forfeited	(15,168)	9.47

Non-vested share options, end of the year	617,053	9.56

As at December 31, 2012, 617,053 (2011 – 385,000) options remained unvested. As at December 31, 2012, a total compensation cost of $2,035,000 (2011 – $1,868,000) related to the Company’s share option plans remains unrecognized. This cost is expected to be recognized over a weighted average period of 0.92 years (2011 – 1.08 years).

Dividends

The holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The following describes the dividends declared and recorded in the consolidated financial statements in 2012.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 15, 2012	March 30, 2012	April 17, 2012	0.15	6,856,000
May 9, 2012	June 29, 2012	July 19, 2012	0.15	6,863,000
August 2, 2012	September 28, 2012	October 18, 2012	0.15	6,882,000
October 31, 2012	December 31, 2012	January 17, 2013	0.15	-

As at December 31, 2012, trade and other payables include $6,897,000 related to the dividends declared on October 31, 2012.

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash, and are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the units outstanding on the record date. During 2012, 40,789 deferred share units were issued (2011 – 39,563). As at December 31, 2012, 146,736 units were outstanding at the fair value of $5,788,000 (2011 – 136,768 units at the fair value of $3,712,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted an allotment of these units annually in which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days prior to the unit’s release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise based on the units outstanding on the record date. During 2012, 28,949 restricted share units were issued (2011 – 33,311). As at December 31, 2012, 62,260 units were outstanding at the fair value of $2,456,000 (2011 – 33,311 units at the fair value of $904,000).

25.	Financial Instruments

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

—	Level 1 - Quoted prices in active markets for identical assets or liabilities at the measurement date.
—

Level 2 - Observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

—	Level 3 - Unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

In forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

At December 31, 2012, and December 31, 2011, investments held for self-insured liabilities were the only financial assets measured at fair value on a recurring basis. The carrying amount of these assets was $67,590,000 (2011 – $55,009,000), and their fair value hierarchy was level 2.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $477,785,000 as at December 31, 2012 (2011 – $420,147,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews trade receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables (a non-IFRS measure). At December 31, 2012, there were 64 days (2011 – 64 days) of revenue in trade receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at December 31, 2012, was $263,458,000 (2011 – $259,532,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 26).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2011
Trade and other payables	191,859	191,859	-	-
Long-term debt	298,848	59,979	112,931	125,938
Other financial liabilities	7,188	5,042	595	1,551

Total contractual obligations	497,895	256,880	113,526	127,489

December 31, 2012
Trade and other payables	216,104	216,104	-	-
Long-term debt	302,576	43,603	202,174	56,799
Other financial liabilities	4,014	1,672	767	1,575

Total contractual obligations	522,694	261,379	202,941	58,374

In addition to the financial liabilities listed in the table above, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 18.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds.

If the interest rate on the Company’s revolving credit facility balance at December 31, 2012, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $296,000 (2011 – $307,000). If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

If the exchange rates had been $0.01 higher or lower at December 31, 2012, with all other variables held constant, net income would have increased or decreased by approximately $29,000 (2011 – $37,000).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries, or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

26.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth, and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The target for ROE remained unchanged from 2011. The net debt to EBITDA ratio is new for 2012. This target replaces the 2011 target of net debt to equity ratio below 0.5 since the new target is more relevant in monitoring the Company’s future capital structure and corresponds to a covenant in the revolving credit facility and senior secured notes.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. The Company’s net debt to EBITDA ratio was 1.17 at December 31, 2012. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of these quarters. The Company’s ROE was 18.0% for the year ended December 31, 2012 (2011 – 1.9%). The Company’s ROE was below target in 2011 because of the $90.0 million goodwill impairment charge recorded in the fourth quarter of 2011.

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the year ended December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

27.	Income Taxes

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31

	2012	2011
	%	%

Income tax expense at statutory Canadian rates	26.0	27.4
Increase (decrease) resulting from:
Impairment of goodwill	-	48.0
Income from associated companies	(0.1)	(0.1)
Rate differential on foreign income	1.1	(0.7)
Taxable capital gains	-	0.1
Non-deductible expenses:
Meals and entertainment	0.6	0.7
Share-based compensation	0.1	0.3
Non-taxable foreign income net of non-creditable withholding taxes	(1.3)	(1.5)
Other	0.1	0.3

	26.5	74.5

The major components of deferred income tax expense (recovery) are as follows:

	For the year ended December 31

(In thousands of Canadian dollars)	2012 $	2011 $

Origination and reversal of timing differences	(2,384)	3,641
Write-down of loss carryforwards	1,320	1,331
Change of tax rates	(6)	(691)

Total deferred income tax expense (recovery)	(1,070)	4,281

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

(In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

Deferred income tax assets
Differences in timing of deductibility of expenses	31,014	30,665
Loss carryforwards	3,668	7,928
Tax cost of property and equipment in excess of carrying value	4,031	2,053
Deferred gain on sale of building	323	438
Other	1,939	2,563

	40,975	43,647

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

	December 31	December 31
	2012	2011
(In thousands of Canadian dollars)	$	$

Deferred income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	6,347	3,424
Differences in timing of taxability of revenues	13,740	12,132
Carrying value of property and equipment in excess of tax cost	53	5,320
Carrying value of intangible assets in excess of tax cost	34,235	26,589
Other	3,467	7,099

	57,842	54,564

The following is a reconciliation of net deferred tax assets (liabilities):

	December 31	December 31
	2012	2011
(In thousands of Canadian dollars)	$	$

Balance, beginning of the year	(10,917)	(6,868)
Tax recovery (expense) during the year recognized in net income	1,070	(4,281)
Tax recovery (expense) during the year recognized in other comprehensive income	(33)	26
Deferred taxes acquired through business combinations	(7,034)	(238)
Impact of foreign exchange	(64)	16
Other	111	428

Balance, end of the year	(16,867)	(10,917)

At December 31, 2012, except as noted below, all loss carryforwards available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements. The Company has unrecognized federal loss carryforwards of approximately $881,000 (US$885,000) (2011 – $900,000 (US $885,000)) that are available to reduce the taxable income of certain US subsidiaries and that expire at varying times over the next 20 years. The Company also has unrecognized loss carryforwards of approximately $8,499,000 (2011 – $5,006,000) and recognized loss carryforwards of $97,000 (2011 – nil) that are available to reduce the taxable income of certain other foreign subsidiaries that have no expiry date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

28.	Net Interest Expense and Other Net Finance Expense (Income)

Net interest expense	For the year ended December 31

(In thousands of Canadian dollars)	2012 $	2011 $

Interest on other notes payable	1,734	2,479
Interest on bank loan	2,562	4,795
Interest on senior secured notes	5,644	3,590
Interest on finance leases	141	235
Other	486	577

Total interest expense	10,567	11,676

Interest income on available-for-sale investment debt securities	(1,471)	(1,468)
Other	(438)	(485)

Total interest income	(1,909)	(1,953)

Net interest expense	8,658	9,723

Other net finance expense (income)
	For the year ended December 31

(In thousands of Canadian dollars)	2012 $	2011 $

Amortization on available-for-sale investment debt securities	307	302
Bank charges	2,481	2,546

Total other finance expense	2,788	2,848

Realized gain on sale of available-for-sale investment debt securities	(15)	-

Total other finance income	(15)	-

Other net finance expense	2,773	2,848

29.	Employee Costs

	For the year ended December 31

(In thousands of Canadian dollars)	2012 $	2011 $

Wages, salaries, and benefits	1,014,830	893,955
Pension costs	27,272	24,419
Share-based compensation	7,507	5,575

Total employee costs	1,049,609	923,949

Direct labor	700,853	615,136
Indirect labor	348,756	308,813

Total employee costs	1,049,609	923,949

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

30.	Earnings Per Share

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

	December 31 2012 #	December 31 2011 #

Basic shares outstanding	45,751,828	45,638,311
Share options (dilutive effect of 1,475,823 options; 2011 – 403,300)	45,266	36,726

Diluted shares outstanding	45,797,094	45,675,037

At December 31, 2012, no share options were antidilutive. At December 31, 2011, 1,175,000 share options were antidilutive, and, therefore, were not considered in computing earnings per share.

31.	Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the year ended December 31

(In thousands of Canadian dollars)	2012 $	2011 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the year	120,902	12,662
Add (deduct) items not affecting cash:
Depreciation of property and equipment	27,875	27,933
Impairment of goodwill	-	90,000
Amortization of intangible assets	20,008	18,395
Deferred income tax	(1,070)	4,281
Loss on dispositions of investments and other assets	1,126	1,298
Share-based compensation expense	7,507	5,575
Provision for self-insured liability and claims	10,789	11,463
Other non-cash items	(2,675)	(9,155)
Share of income from equity investments	(1,765)	(793)

	182,697	161,659

Trade and other receivables	(4,375)	11,917
Unbilled revenue	(6,175)	(26,685)
Prepaid expenses	1,568	(2,166)
Trade and other payables	(17,757)	(15,936)
Billings in excess of costs	10,622	(7,247)
Income taxes payable	13,958	(6,956)

	(2,159)	(47,073)

Cash flows from operating activities	180,538	114,586

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

32.	Related-Party Disclosures

Subsidiaries

As at December 31, 2012, the Company has subsidiaries where it owns 100% of the voting and restricted securities. These subsidiaries are consolidated in the Company’s consolidated financial statements.

Name	Jurisdiction of Incorporation

58053 Newfoundland & Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
ENTRAN of Virginia, PLLC	Virginia, United States
Greenhorne & O’Mara, Inc.	Maryland, United States
International Insurance Group Inc.	Barbados
I.R. Wilson Consultants Ltd.	British Columbia, Canada
Jacques Whitford Consultants BV	Netherlands
Jacques Whitford Holdco Ltd.	Cayman Islands
Nu Nennè-Stantec Inc.	Alberta, Canada
RiverMorph, LLC	Kentucky, United States
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting Colombia S.A.S.	Colombia
Stantec Consulting Guatemala, S.A.	Guatemala
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd.	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Panama, S.A.	Panama
Stantec Consulting Services Inc.	New York, United States
Stantec do Brasil Engenharia e Consultoria Ltda.	Brazil
Stantec Delaware II LLC	Delaware, United States
Stantec Experts-conseils ltée	Canada
Stantec Holdings (Delaware) III Inc.	Delaware, United States
Stantec Holdings Ltd.	Alberta, Canada
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Technology International Inc.	Delaware, United States
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States
Universal Energy do Brasil Ltda.	Brazil
WilsonMiller, Inc.	Florida, United States

Special purpose entities

As at December 31, 2012, the Company has management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. The management agreement provides the Company with control over the management and operation of these entities. The Company also receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management has concluded that the Company controls these entities and, therefore, consolidates these entities in its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Name	Jurisdiction of Incorporation

Stantec Architecture and Engineering LLC	Pennsylvania, United States
Stantec Architecture and Engineering P.C.	Massachusetts, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Connecticut Inc.	Connecticut, United States
Stantec Consulting Private Limited.	India
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Enterprises Limited.	Bahamas
Stantec International Inc.	Pennsylvania, United States
Stantec Limited.	England and Wales
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C.	New York, United States

Associated companies and joint ventures

The Company enters into transactions through its investments in associates and joint ventures. These transactions involve providing or receiving services, and these transactions were entered into in the normal course of business and on an arm’s-length basis. Refer to notes 13 and 14 for a listing of the joint ventures in which the Company is a venturer and for a listing of the Company’s investments in associates.

The following table provides the total amount of transactions (before intercompany eliminations) that have been entered into with related parties for the year ended December 31, 2012:

(In thousands of Canadian dollars)	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $

Joint ventures	28,019	93	3,900
Associates	15,644	630	3,122

The following table provides the total amount of transactions (before intercompany eliminations) that have been entered into with related parties for the year ended December 31, 2011:

(In thousands of Canadian dollars)	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $

Joint ventures	15,099	227	4,978
Associates	8,004	1,198	2,413

Compensation of key management personnel and directors of the Company

	For the year ended December 31

(In thousands of Canadian dollars)	2012 $	2011 $

Salaries and other short-term employment benefits	8,446	8,027
Directors’ fees	290	248
Share-based compensation	5,145	3,079

Total compensation	13,881	11,354

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

The Company’s key management personnel include its CEO, chief financial officer, chief operating officer, and senior vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting year. Share-based compensation includes the fair value adjustment for the year.

Directors’ interests in share-based payments

Share options held by directors of the Company to purchase ordinary shares have the following expiry dates and exercise prices:

			December 31 2012	December 31 2011

Issue Date	Expiry Date	Exercise Price $	Outstanding #	Outstanding #

January 3, 2003	January 3, 2013	12.17	-	60,000
January 3, 2003	January 3, 2013	13.55	-	60,000
August 18, 2006	August 18, 2013	20.37	10,000	10,000
August 17, 2007	August 17, 2014	30.61	10,000	10,000
August 18, 2008	August 18, 2015	29.40	7,500	7,500

Total share options outstanding			27,500	147,500

33.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments: Canada, the United States, and International, which are aggregated into the consulting services reportable segment.

Geographic information	Non-Current Assets

(In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

Canada	412,382	350,551
United States	352,717	335,213
International	2,519	3,164

	767,618	688,928

Non-current assets for this purpose consist of property and equipment, goodwill, and intangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

Geographic information	Gross Revenue

	For the year ended December 31

(In thousands of Canadian dollars)	2012 $	2011 $

Canada	1,085,109	945,261
United States	721,545	679,296
International	76,246	58,846

	1,882,900	1,683,403

Gross revenue is attributed to countries based on the location of the project.

Practice area unit information	Gross Revenue

	For the year ended December 31

(In thousands of Canadian dollars)	2012 $	2011 $

Buildings	416,599	413,207
Environment	635,296	604,788
Industrial	388,236	289,370
Transportation	229,285	199,209
Urban Land	213,484	176,829

	1,882,900	1,683,403

Allocation of gross revenue to practice area units has been restated for comparative figures due to a realignment of several practice components between the Company’s Buildings, Industrial, Transportation, and Urban Land practice area units.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.

34.	Amounts Due From Customers

The net amount due from customers, excluding trade receivables, for contracts in progress at each consolidated statement of financial position date, is as follows:

(In thousands of Canadian dollars)	December 31 2012 $	December 31 2011 $

Gross amount due from customers (unbilled revenue)	150,523	133,881
Gross amount due to customers (billings in excess of costs)	(60,822)	(49,441)

Net amount due from customers	89,701	84,440

As at December 31, 2012, the current portion of holdbacks held by customers included in trade and other receivables was $4,433,000 (2011 – $2,797,000).

35.	Investment Tax Credits

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2012, investment tax credits of $1,045,000 (2011 – $408,000) were recorded and reduced administrative and marketing expenses.

36.	Event After the Reporting Period

On February 20, 2013, the Company declared a dividend of $0.165 per share, payable on April 18, 2013, to shareholders of record on March 29, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

STANTEC INC.